Filed by Hotels.com
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Hotels.com
Commission File No. 000-29575

FOR IMMEDIATE RELEASE:

HOTELS.COM FORMS SPECIAL COMMITTEE OF ITS BOARD OF DIRECTORS TO
REVIEW USA INTERACTIVE PROPOSAL

Dallas, TX — June 26, 2002 — Hotels.com (NASDAQ: ROOM), www.hotels.com, the largest specialized provider of discount lodgings worldwide, announced that its Board of Directors formed a Special Committee composed of independent directors to review and evaluate a possible offer to acquire the stock of Hotels.com’s public shareholders by USA Interactive (NASDAQ: USAI), Hotels.com’s majority shareholder. The special committee consists of Elan Blutinger, Beverly Harms and Eli Segal. Mr. Blutinger serves as Chairman and Mr. Segal serves as Vice-Chairman of the Special Committee.

The Special Committee has engaged the services of Lazard to act as its investment banker and Akin, Gump, Strauss, Hauer & Feld, L.L.P. and Potter Anderson & Corroon LLP to act as its legal counsel.

On June 3, 2002 USA Interactive announced its intention to commence an offer for the shares of Hotels.com that it does not already own.

Important Disclosures

SUBJECT TO FUTURE DEVELOPMENTS, USA INTERACTIVE MAY IN THE FUTURE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ONE OR MORE REGISTRATION STATEMENTS CONTAINING ONE OR MORE PROSPECTUSES AND OTHER DOCUMENTS CONCERNING A PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS OR RELATED DOCUMENTS THAT MAY BE FILED BY USA INTERACTIVE OR ANY SOLICITATION/RECOMMENDATION STATEMENT OR PROXY STATEMENT THAT MAY BE FILED BY HOTELS.COM WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO A PROPOSED TRANSACTION IF AND WHEN THEY BECOME AVAILABLE. ANY SUCH DOCUMENT FILED IN CONNECTION WITH A PROPOSED TRANSACTION WOULD CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WOULD BE ABLE TO OBTAIN SUCH DOCUMENTS AND OTHER DOCUMENTS FILED BY USA INTERACTIVE AND HOTELS.COM FREE OF CHARGE AT THE SEC’S WEBSITE AT www.sec.gov. IN ADDITION, HOTEL.COM’S SOLICITATION/RECOMMENDATION STATEMENT OR PROXY STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, MAY ALSO BE OBTAINED FREE OF CHARGE BY CONTACTING HOTELS.COM, 8140 WALNUT HILL LANE, SUITE 800, DALLAS, TEXAS 75231, ATTENTION: INVESTOR RELATIONS.

About Hotels.com

Hotels.com (NASDAQ: ROOM), a majority-owned subsidiary of USA Interactive (NASDAQ: USAI), is the largest specialized provider of discount lodging worldwide, providing service through its own websites (including www.hotels.com and others), more than 25,000 affiliated websites, and its toll-free call centers (1-800-2-HOTELS). Hotels.com provides accommodations to travelers at over 6,000 properties in more than 200 markets in North America, Europe, the Caribbean and Asia. The company offers a one-stop shopping source for hotel pricing, amenities and availability, and also specializes in providing travelers with accommodations for sold-out periods.

Contact:

Hotels.com Molly Branch, (214) 361-7311, ext. 1331 mbranch@hotels.com